Mealthy, Inc.

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,760,752.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	250,449.53
12000 Undeposited Funds	0.00
13000 Prepaid Expenses	-118,442.97
13800 Inventory	317,635.31
20000 Accounts Payable (A/P)	216,070.40
21000 Accounts Payable (A/P) - GBP	2,251.74
23010 Accrued Expenses	0.00
23020-1 Sales Tax Payable:Sales Tax Receipts	158,640.07
23020-2 Sales Tax Payable:Sales Tax Payments	-201,718.12
23040 Amazon Lending	124,345.43
23100 Gift Card Sales	120.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**749,351.39**
Net cash provided by operating activities	**$ -1,011,401.05**
INVESTING ACTIVITIES	
14100 Security Deposit	-1,669.00
14600-1 Due from Affiliates:Essentially Healthy, LLC	-62,830.68
14600-2 Due from Affiliates:Mealthy Mexico	-78,556.00
14600-3 Due from Affiliates:WTP Expenses	-6,195.77
Net cash provided by investing activities	**$ -149,251.45**
FINANCING ACTIVITIES	
23500 Prime Trust /Republic Crowdfunding	973,669.91
30000 Bernardo de la Vega - Equity	153,469.03
31999 Opening Balance Equity	0.00
Net cash provided by financing activities	**$1,127,138.94**
NET CASH INCREASE FOR PERIOD	**$ -33,513.56**
Cash at beginning of period	524,461.62
CASH AT END OF PERIOD	**$490,948.06**